EXHIBIT 99.1

Photo Release -- St. Paul Public Schools Officials, Parents & Students Preview City's First Propane-Powered Bus Fleet at Student Transportation of America Open House

ST. PAUL, Minn., Aug. 22, 2014 (GLOBE NEWSWIRE) -- Yellow was the new green in St. Paul this week as more than 100 public school officials, parents and students gathered at the new Student Transportation of America (STA) terminal to preview the City's first fleet of propane-powered school vehicles. Cleaner burning than their diesel fueled counterparts, the 60-plus high tech buses will hit the road September 2nd as part of the company's new $4 million contract with St. Paul Public Schools. In addition to touring the company's refurbished facility, parents learned about the new buses' quiet ride, quick cold-weather start-ups and greatly reduced carbon monoxide emissions, while their children met bus drivers and enjoyed refreshments from local favorites Home Street Home and Whistler Classic Soda. Open house festivities also included a $1,000 STA Education Foundation donation to the St. Paul Public Schools Foundation.

A photo accompanying this release is available at http://www.globenewswire.com/newsroom/prs/?pkgid=27256

The photo is also available via AP PhotoExpress.

CONTACT: Lynette Viviani
         973-534-1004 | lviviani@ridesta.com